Russell Exchange Traded Funds Trust

1301 2nd Avenue, 18th Floor

Seattle, Washington 98101

July 27, 2012

VIA EDGAR CORRESPONDENCE

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Exchange Traded Funds Trust

Securities Act File No. 333-160877

Investment Company Act File No. 811-22320

Dear Ms. Browning:

The undersigned hereby acknowledges on behalf of Russell Exchange Traded Funds Trust (“Trust”) that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in Post-Effective Amendment No. 62 filed by the Trust on July 27, 2012;

•

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Shelley Harding
Shelley Harding
Assistant Secretary
Russell Exchange Traded Funds Trust